Parker Drilling Company
January 22, 2007
Mr. Karl Hiller
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Parker Drilling Company (the “Company”) Form 10-K for Fiscal Year Ended December 31, 2005 Filed March 10, 2006 File No. 001-07573
Dear Mr. Hiller:
     The purpose of this letter is to respond to your comments with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005.
     The headings used herein are the same as those set forth in your letter. All page references in the responses below refer to the corresponding page in the Company’s Form 10-K for the fiscal year ended December 31, 2005.
Form 10-K for the Fiscal Year Ended December 31, 2005
Management’s Discussion and Analysis
Results of Operations, page 25
1.	We note that you report drilling and rental gross margins that exclude depreciation and amortization expenses. Please relabel your description of these non-GAAP measures throughout your document to comply with Item 10(e)(ii)(E) of Regulation S-K, which does not permit the use of a GAAP term to describe a non-GAAP measure.

Response of the Company:

We acknowledge this labeling requirement and propose that the description of these non-GAAP measures be changed to read: “gross margin excluding depreciation and amortization”. Given that footnote 1 to the table disclosing these

Mr. Karl Hiller
January 22, 2007

margins clearly explains how these margins were calculated, we would respectfully request that the Company be allowed to make this change on a prospective basis, beginning with its 2006 Form 10-K.
Financial Statements
Note 2 — Disposition of Assets, page 53
2.	We note that you disclose that you received $27 million in insurance proceeds for damage to your jackup rig 14 that occurred in September 2003, resulting in a gain of $5.3 million, representing the excess of insurance proceeds over the book value of the damaged asset in March 2004, amounting to $17.7 million, and the costs of towing and assessment. However, you further disclose that your overall valuation of your U.S. Gulf of Mexico offshore disposal group was determined to be unchanged from June 30, 2003, thereby resulting in an additional impairment charge of $5.3 million in the first quarter of 2004, which offset your gain. Please expand your disclosure to include the amount of the impairment recognized in September 2003, as a result of the damage, and clarify why you recognized an additional impairment of $5.3 million in the first quarter of 2004 if your valuation was determined to be unchanged from June 30, 2003. Please be sure to indicate how the credits associated with the $27 million in proceeds are reported in your financial statements; the relevance of book value in March 2004 should be clear. Tell us the specific accounting literature you have relied upon in accounting for this matter.

Response of the Company:

Supplemental Background Information:

To understand how the $5.3 million gain on disposal of rig 14 and $5.3 million additional impairment was determined, we submit the following supplemental background information. In June 2003, we recorded an impairment loss totaling $54 million which reflected a SFAS 144 impairment loss on two disposal groups, our Latin America land rig group and our U.S. Gulf of Mexico disposal group. The Gulf of Mexico disposal group (seven jackup rigs and four platform rigs) included jackup rig 14 as one of the eleven rigs in that disposal group. The net book value of the U.S. Gulf of Mexico disposal group was written down to $87 million reflecting the appraised fair value of the group at June 30, 2003, based on a FAS 144 test of long-lived assets for recoverability that was performed by the Company.

Mr. Karl Hiller
January 22, 2007

September 2003

In September 2003, jackup rig 14 was damaged due to a malfunction that resulted in it becoming partially submerged. We were initially uncertain as to the extent of damage to the rig and whether or not it could be repaired or would be declared a total loss. At that time, the best information that was available was that the Company had sufficient insurance to compensate the Company for any damage or for a total loss of the net book value of the rig. The receipt of any insurance proceeds in excess of book value was not deemed to be probable at that time. Therefore, there was no basis to recognize an impairment or a gain at that time.

Gain Attributable to Rig 14 Disposal

During the first quarter of 2004 the insurance adjuster reported that rig 14 was a total loss and that the Company would receive insurance proceeds of $27 million. Of the $27 million in proceeds, $4 million was reimbursement for the cost of moving the rig to port for inspection, which was accrued as an insurance reimbursable, $17.7 million was attributed to the book value of the rig and $5.3 million to gain on disposal of assets.

Additional Impairment of U.S. Gulf of Mexico Disposal Group

Because the June 2003 valuation was made on the basis of the eleven rigs as a whole, the receipt of net proceeds of $23 million for rig 14 during the first quarter of 2004, compared to a book value of $17.7, led the Company to conclude that the June 2003 valuation of some or all of the remaining ten rigs was too high. The principal reason for this determination was that there had been no change in the drilling market for these rigs from June 2003 through March 31, 2004, that would warrant an increase in these rig values. As a result, the Company recognized an additional impairment of $5.3 million attributable to the remaining ten rigs in the U.S. Gulf of Mexico disposal group. This analysis eventually proved reasonable because all but one of these remaining ten rigs sold in the third quarter of 2004 with no resulting gain or loss. The final rig in the U.S. Gulf of Mexico disposal group (rig 25) sold in early January 2005, resulting in an additional impairment of $4 million that was accrued in December 2004.

Mr. Karl Hiller
January 22, 2007

Accounting Literature:

The specific accounting literature that we followed was SFAS 144 for the impairment assessment and EITF-01-13 and FASB Interpretation No. 30, “Accounting for Involuntary Conversions of Non-Monetary Assets to Monetary Assets.”

Conclusion:

The Company believes that the disclosure in Note 2 of its Form 10-K for 2005 tracks the progression of the basis for the valuation of the U.S. Gulf of Mexico disposal group as information became available to the Company as well as indicating the relevance of the book value of the assets at the times noted in the progression. Based on the foregoing, the Company believes that it has made sufficient disclosure that is consistent with the relevant accounting literature.

Should you determine that additional disclosure is required, we respectfully request that we be allowed to address this on a prospective basis by adding in our 2006 Form 10-K, immediately following the existing disclosure, the following language to the footnote: “Until our insurers determined the extent of the loss to rig 14 in the first quarter of 2004, the best information the Company had available was that the insurance coverage would compensate for the net book value of the rig. Accordingly, we did not record any amounts related to this incident in our financial statements until the first quarter of 2004.”

Note 5 —	Guarantor/Non-Guarantor Consolidating Condensed Financial Statements, page 57
3.	Please expand your disclosure to include the information required under Rule 3-10(i) (8) of Regulation S-X. It should be clear how you determined that you qualify for an exception to the general rule set forth in paragraph (a) (1) of this guidance.

Response of the Company:

The Company acknowledges that the stated rule requires that reliance upon the exception be stated in the report. The Company believes that it is clear that the Company complies with the exception to this rule at sub-paragraph (f). As a result, we respectfully request that the Company be allowed to address this on a prospective basis, beginning with its 2006 Form 10-K, by adding the following language to our footnote: “Separate financial statements for each guarantor subsidiary are not provided as the Company complies with the exception to Rule 3-10(a)(1) of Regulation S-X, set forth in sub-paragraph (f) of such rule, for the reason that all guarantor subsidiaries are owned 100% by the parent company, all guarantees are full and unconditional and all guarantees are joint and several”.

Mr. Karl Hiller
January 22, 2007

Closing Comments: The Company acknowledges that:
(i)	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

(ii)	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We would appreciate your earliest possible review of this letter in response to your comments. To expedite the conveyance of any additional comments, please feel to call me at (281) 406-2330.

Very truly yours,
/s/ W. Kirk Brassfield
W. Kirk Brassfield
Senior Vice President & CFO

cc:	Ms. Lily Dang Securities and Exchange Commission